Mail Stop 4561
Via Fax +011 44 207-605-7951

April 28, 2008

Allan Rowley
Chief Financial Officer
Mgt Capital Investments, Inc.
Kensington Centre
66 Hammersmith Road
London W14 8UD, United Kingdom

> **Re:** **Mgt Capital Investments, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on March 17, 2008**
> **File no. 001-32698**

Dear Mr. Rowley:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Note 9. Stockholders' Equity and Minority Interest, page F-15

1.   We note that your subsidiary, Medicsight PLC, issued 29.0 million shares in an
        IPO in fiscal 2007 and 14.0 million shares in what appears to be a private

placement sale in fiscal 2006. We also note that Medicexchange PLC issued 5.5 million shares in fiscal 2006. It appears that you recorded the entire net proceeds received in these transactions to minority interest and it is, therefore, not clear how you determined (a) the change in the parent company's investment in the subsidiaries and any resulting gain or loss on the sale of stock by the subsidiary and (b) the adjusted minority interest balance in these subsidiaries subsequent to these sales. Please explain further your accounting for the impact of these transactions on your minority interest investment and provide the calculations to support your conclusions. In addition, tell us how you considered SAB Topic 5.H in accounting for these sales of stock by your subsidiaries.

2.   We also note that the Company entered into a private placement to sell approximately 11.7 million shares that you held in Medicsight PLC. We further note that the Company recorded the gain on sale of these securities in additional paid-in-capital pursuant to SAB 51. Please explain further how you determined that SAB 51 was the applicable guidance for this transaction and provide us with any additional guidance that you considered. In addition, provide us with the calculations that support your determination of the gain on sale of these shares and the minority interest resulting from this transaction.

Exhibit 31.1 and Exhibit 31.2

3.   We note that the Company is an accelerated filer and accordingly you are subject to the reporting requirements of Item 308 of Regulation S-K. We further note, however, that the certifications provided in Exhibits 31.1 and 31.2 do not include any reference to internal control over financial reporting in paragraph 4 nor do they include the language of paragraph 4(b) as indicated by Item 601(b)(31)(i) of Regulation S-K. Please explain further why this language was not included in the certifications and, as applicable, tell us how you intend to rectify this issue.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief